May 4, 2021

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Re:     Withdrawal of Registration Statement on Form S-3 (File No. 333-255737)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Zentalis Pharmaceuticals, Inc. (the “Company”) hereby requests that the Registration Statement on Form S-3 (File No. 333-255737), initially filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2021 (the “Registration Statement”) and all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to the Registration Statement. The Company is requesting withdrawal of the Registration Statement to correct an administrative error, and will file a subsequent registration statement that shall become effective on filing with the Commission pursuant to Rule 462(e) under the Securities Act of 1933, as amended.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Zentalis Pharmaceuticals, Inc., 530 Seventh Avenue, New York, New York 10018. Should you have any questions regarding these matters, please contact our counsel Nathan Ajiashvili of Latham & Watkins LLP at (212) 906-1200.

Very truly yours,

Zentalis Pharmaceuticals, Inc.

By:     /s/ Melissa B. Epperly
Name: Melissa B. Epperly
Title: Chief Financial Officer